EXHIBIT 2

STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT (the “Agreement”) is entered into as of this 9th day of January 2011 (the “Effective Date”), between Harbin Electric, Inc., a Nevada corporation (the “Company”) and Abax Global Capital (Hong Kong) Limited, a Hong Kong company (the “Abax”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Letter Agreement (defined below).

RECITALS

WHEREAS, the Company and Abax have entered into that certain letter agreement of even date herewith (the “Letter Agreement”) regarding, among other things, the provision by the Company to Abax of certain information defined in the Letter Agreement as “Evaluation Material,” and pursuant to which Abax has agreed, among other things, to keep confidential the Evaluation Material; and

WHEREAS, as a specific condition to the Company’s agreement to enter into the Letter Agreement and in consideration of the provision by the Company to Abax of the Evaluation Material, Abax has agreed to enter into this Agreement which the parties intend to be a fully enforceable and binding agreement between them.

AGREEMENT

NOW THEREFORE, BE IT RESOLVED, that Abax hereby acknowledges and agrees that the Evaluation Material furnished to Abax by the Company is furnished in consideration of this Agreement, and the Company and Abax do hereby further agree as follows:

1.	Standstill.

For the period commencing on the date hereof and ending on the earlier of (1) 18 months from the date hereof and (2) the public announcement by the Company that its Board of Directors has approved, or that the Company has entered into, a definitive agreement providing for a business combination or sale transaction involving all or substantially all of the Company and its assets or its equity interests, unless specifically invited in writing by the Company, neither Abax nor any of Abax’s affiliates or Representatives will in any manner, directly or indirectly:  (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, or any of the assets of the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company, including soliciting consents or taking other action with respect to the calling of a special meeting of the Company’s stockholders; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the Company; (c) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, Board of Directors or policies of the Company or to obtain representation on the Board of Directors of the Company; (d) disclose or direct any person to disclose any intention, plan or arrangement inconsistent with the foregoing; (e) take any action that could reasonably be expected to result in a request to disclose Transaction Information or all or any part of the information contained in the Evaluation Material by a court of competent jurisdiction or by a governmental body; (f) take any action that could reasonably be expected to force the Company to make a public announcement regarding any of the types of matters set forth in this section; or (g) advise, assist or encourage or direct any person to advise, assist or encourage any other persons in connection with any of the foregoing.

2.
Waiver; Entire Agreement; Company Consents.  It is further understood and agreed that no failure or delay by the Company in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.  This Agreement represents the entire understanding of the parties with respect to the matters referred to in this Agreement and supersedes all prior and contemporaneous understandings, written or oral, between the parties with respect to such matters; provided, however, nothing contained herein shall be deemed to supersede or amend in any way the Letter Agreement, which shall remain in full force and effect.  Any consent of the Company required under this Agreement may only be granted by and in the sole discretion of the Special Committee of the Board of Directors of the Company established by the Company’s Board of Directors on October 10, 2010.

3.	Assignment. Any assignment of this Agreement by Abax without the prior written consent of the Company shall be void.

4.
Enforcement.  The parties hereto acknowledge that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be suffered by the Company in the event that this Agreement is breached.  Therefore, Abax agrees that the Company may obtain specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, and Abax further waives any requirement for the securing or posting of any bond in connection with any such remedy.  Such remedy shall not be deemed to be the exclusive remedy for Abax’s breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the Company.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

5.
Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, without giving effect to the principles of conflicts of laws thereof.  Abax, on behalf of itself and each of its affiliates hereby irrevocably submits to (i) the exclusive jurisdiction of Nevada state courts and any federal court sitting in the City of Las Vegas for purposes of any suit, action or other proceeding arising out of this Agreement, or of the transactions contemplated hereby, that is brought by or against Abax or any of its affiliates, and (ii) the exclusive venue of such suit, action or proceeding in the City of Las Vegas.

6.
Counterparts.  This Agreement may be executed by facsimile or electronic signature in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same document.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

Harbin Electric, Inc., a Nevada corporation By: Harbin Electric, Inc. Special Committee of the Board of Directors

By:	/s/ Boyd Plowman
	Name:	Boyd Plowman
	Title:	Chairman

Abax Global Capital (Hong Kong) Limited

By:	/s/ Richard Yee
	Name:	Richard Yee
	Title:	Authorized Signatory

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